Exhibit (a)(5)(J)
“Affiliated Computer Services, Inc. has offered to purchase up to 55,500,000 shares of its Class A Common Stock at a price not greater than $63.00 nor less than $56.00 per share. You may be eligible to participate in this tender offer. If you wish to receive more information regarding the tender offer, please contact Mellon Investor Services at 1-800-835-0447.”